PDC 2003-A LIMITED PARTNERSHIP
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Via EDGAR
August 3, 2011
Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F. St., N.E.
Washington, D.C. 20549
Re:	PDC 2003-A Limited Partnership
Schedule 13E-3 filed by PDC 2003-A Limited Partnership, Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman,
Jr. and Daniel W. Amidon
Filed June 23, 2011
File No. 005-86296

Preliminary Proxy Statement on Schedule 14A Filed June 23, 2011 File No. 000-50615
Dear Ms. Duru:
     Set forth below are the responses of PDC 2003-A Limited Partnership, a West Virginia limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2011, with respect to (i) the Schedule 13E-3 filed on June 23, 2011 by the Partnership, Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon and (ii) the Partnership’s Preliminary Proxy Statement on Schedule 14A filed on June 23, 2011.
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Proxy Statement (“Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13e-3.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. When this response letter uses the term

“Partnership Affiliates,” it is referring to Petroleum Development Corporation, DP 2004 Merger Sub, LLC and Messrs. Brookman, Shellum and Amidon collectively (and together with Partnership, the “Filing Persons”).
Schedule 13E-3
General
1. Unless otherwise indicated, please note that each comment applies to each of PDC 2003-A, PDC 2003-B, PDC 2003-C, PDC 2003-D and PDC 2002-D Limited Partnerships.
Response:
     We acknowledge the Staff’s comments and will address each Staff comment for each of PDC 2003-A Limited Partnership, PDC 2003-B Limited Partnership, PDC 2003-C Limited Partnership, 2003-D Limited Partnership and 2002-D Limited Partnership.
2. Please ensure that all disclosure provided in response to the item requirements of Schedule 13e-3 is set forth in the disclosure document delivered to shareholders (i.e., the proxy statement). For example, please relocate the disclosure you provide in Schedule 13e-3 under Item 1003(c) and 1004(e) to the proxy statement.
Response:
     We acknowledge the Staff’s comments and have ensured that all disclosure provided in response to the item requirements of Schedule 13e-3 is set forth in the Amended Proxy Statement.
Preliminary Proxy Statement
Position of the Partnership Affiliates as to the Fairness of the Merger to Investors
1. We note reference to the fairness to unaffiliated “stockholders”. Please revise to ensure consistency in disclosure that is addressed to the unitholders of the limited partnership. Also, please revise the disclosure to consistently address the partnership affiliates’ and partnership’s conclusions as to the procedural and substantive fairness to unaffiliated unitholders. For example, revise your current disclosure regarding the procedural fairness to “investors”.
Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to ensure consistency in disclosure that is addressed to the unitholders of the Partnership and to consistently address the Partnership affiliates’ and Partnership’s conclusions as to the procedural and substantive fairness to unaffiliated holders of limited partnership units.

Fairness of the Merger; Recommendation of the Special Committee
2. Refer to Item 1014(a) of Regulation M-A, which requires the subject company or affiliate filing the statement to disclose its reasonable belief as to the fairness of the transaction to unaffiliated securityholders. The disclosure under this heading does not clearly identify the discussion that is being provided by the partnership. Revise the headings throughout to clarify the partnership’s discussion(s) and recommendation(s).
Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to clarify the Partnership’s discussions and recommendations.
3. Further to our comment above. You disclose that the special committee, on behalf of the PDC in its capacity as the managing general partner of the partnership, is rendering the fairness determination. We refer to disclosure regarding the appointment of the special committee in August 2008 and the delegation of authority to the special committee, which, at that time, did not contemplate or propose an acquisition of the partnership by PDC. Supplementally provide us with the resolutions or authorization provided to the special committee by the PDC Board granting the special committee the authority to make the disclosures and filings required by Schedule 13e-3 on behalf of the Board of PDC, in its capacity as managing general partner with respect to the current going private transaction. We may have further comment.
Response:
     We acknowledge the Staff’s comments and note that the board of directors of PDC adopted the following resolution, which granted, among other things, the special committee with the authority to make the disclosures and filings required by Schedule 13e-3 on behalf of the board of directors of PDC, in its capacity as managing general partner of the Partnership, with respect to the current going private transaction:
     “NOW, THEREFORE, BE IT RESOLVED, that, in connection with the Mergers, the Special Transaction Committee is authorized to take any and all actions and to do or cause to be done any or all things that may appear to the Special Transaction Committee to be necessary, appropriate, advisable or desirable with respect to the Mergers (or any related or alternative transactions thereto) to the full extent and with the same effect as if the Board (acting in its capacity as the governing decision-making body of the Managing General Partner on behalf of each Partnership) had taken such actions or done or caused such things to be done, including without limitation the full authority to (1) consider and evaluate the Mergers and make a recommendation (or refrain from making a recommendation) as to whether unaffiliated holders of limited partnership units of such Partnership approve such Merger, or whether to remain neutral with respect thereto and (2) prepare or cause to be prepared and to execute, deliver and file with the SEC (a) a Schedule 13e-3, together with all exhibits, schedules and appendices, and any amendments thereto, reciting the recommendation (or lack thereof) of the Partnership (made through the Special Transaction Committee) with respect to the Merger, as well as the reasons for such recommendation and such other disclosures as are required to be included therein and

(b) all other consents, information and other documents required to be filed by the Partnership in connection with the Mergers.”
     In response to the Staff’s comments, we have revised the disclosure on page 13 of the Amended Proxy Statement to expressly state that PDC granted the special committee the authority to make the disclosures and filings required by Schedule 13e-3 on behalf of the board of directors of PDC, in its capacity as managing general partner of the Partnership, with respect to the going private transaction of the Partnership.
4. See our prior comment. Disclose, if correct, that the special committee was authorized to make the disclosures and filings required by Schedule 13e-3 on behalf of PDC in its capacity as managing general partner of the partnership.
Response:
     We acknowledge the Staff’s comments and have disclosed on page 13 of the Amended Proxy Statement that the special committee was authorized to make the disclosures and filings required by Schedule 13e-3 on behalf of PDC in its capacity as managing general partner of the Partnership.
5. You disclose that historical prices, including prior repurchase prices paid by PDC were not considered in the determination of the fairness of the price because “those transactions were not regular in their frequency and occurred in...illiquid and limited markets.” Supplement your disclosure to disclose the average repurchase price paid by PDC for the fiscal year ended 12-31-10 and the most recent fiscal quarter as reported in the partnership’s periodic reports.
Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to disclose the average repurchase prices paid by PDC for the fiscal year ended December 31, 2010 and the most recent fiscal quarter ended March 31, 2011. Please see the revised disclosure beginning on page 27 of the Amended Proxy Statement.
6. Further to our comment above. Please revise to explain how the parties considered the substantive fairness of the merger price being offered per unit as compared to the average repurchase price paid by PDC for partnership units as of the fiscal year ended 12-31-10 and fiscal quarter ended March 31, 2011. We note for example, that the average price per unit paid by PDC for units of PDC 2003-A, PDC 2003-C and PDC 2002-D Limited Partnerships as reported in a Form 10-K or Form 10-Q was higher than the price being offered in the current transaction.
Response:
     We acknowledge the Staff’s comments and have provided additional explanation regarding how the parties considered the substantive fairness of the merger price being offered per unit as compared to the average repurchase price paid by PDC for limited partnership units of the Partnership as of the fiscal year ended December 31, 2010 and fiscal quarter ended March 31, 2011. Please see the revised disclosure on page 28 of the Amended Proxy Statement.
7. Supplement your disclosure regarding the June 6, 2011 telephonic meeting of the special committee and disclose the additional information the special committee wanted to receive and the relevance of such information to the special committee at such time.
Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to supplement our disclosure regarding the June 6, 2011 telephonic meeting of the special committee and disclose the additional information the special committee wanted to receive and the relevance of such information to the special committee at such time. Please see the revised disclosure on page 21 of the Amended Proxy Statement.
8. We note reference to the pricing volatility adjustment mechanism. Set forth further details regarding the negotiations surrounding this feature such as who first introduced the mechanism, what prompted the inclusion of the mechanism following recent partnership merger transactions and pricing adjustments therein, and the range of the adjustment increase contemplated for each partnership.
Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to disclose the details regarding the negotiations surrounding the pricing volatility adjustment mechanism, such as who first introduced the mechanism, what prompted the inclusion of the mechanism following recent partnership merger transactions and pricing adjustments therein, and the range of the adjustment increase contemplated for each of PDC 2003-A Limited Partnership, PDC 2003-B Limited Partnership, PDC 2003-C Limited Partnership, PDC 2003-D Limited Partnership and PDC 2002-D Limited Partnership.
9. Further to our comment above. Please include in the Question and Answer section disclosure that explains the pricing volatility mechanism, including a hypothetical example.
Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to include new disclosure in the Question and Answer section that explains the pricing volatility mechanism, including hypothetical examples. Please see the revised disclosure beginning on page 10 of the Amended Proxy Statement.
10. Please disclose whether you will notify unitholders of unit price increases that would be captured if one were to apply a similar pricing volatility adjustment mechanism after the mailing date of the proxy statement but prior to the special meeting. We may have further comment.

Response:
     We acknowledge the Staff’s comments and respectfully note that we do not intend to notify unitholders of unit price increases that would be captured if one were to apply a similar pricing volatility adjustment mechanism after the mailing date of the proxy statement but prior to the special meeting of the Partnership for the reasons discussed below.
     As discussed in the Amended Proxy Statement, the pricing volatility adjustment mechanism was voluntarily introduced by the PDC management team, without prompting by the special committee or its counsel. The pricing volatility adjustment mechanism seeks to address commodity price fluctuations between the date of entering into the merger agreement and the date of mailing the definitive proxy statement and to better align the amount of consideration offered to investors on the date of mailing the definitive proxy statements with then current commodity prices. In other words, despite the fact that the merger agreement had already been heavily negotiated in previous rounds of partnership repurchases, the PDC management team unilaterally offered the unaffiliated holders of limited partnership interests in the Partnership the opportunity to obtain additional merger consideration if commodity prices were to increase between the date of the merger agreement and the filing date of the definitive proxy statement. The PDC management also additionally determined that it would not decrease the merger consideration if commodity prices were to decrease during this period. In light of these factors, we believe that the pricing volatility adjustment mechanism provides the investors with a very favorable addition to a merger agreement that had previously been substantially negotiated. To require the onerous and expensive task of notifying each of the investors of changes in commodity prices between the date of filing the definitive proxy statement and the date of the special meeting would be penalizing PDC and the Partnership for trying to more closely align the merger consideration offered to investors at the date of mailing the definitive proxy statement with then current commodity prices.
     Further, in our view, we adequately apprise the investors of the Partnership that we do not expect to revise the merger value between the date of filing the definitive proxy and the consummation of the merger transactions. On page 47 of the Amended Proxy Statement we state in bold capital letters that “We do not expect that the estimates used to calculate the merger value as of the date of the definitive proxy statement will be adjusted.” We also include a separate risk factor that notes we do not expect that the merger value will be adjusted for changes after the date of the definitive proxy statement and before the completion of the merger. For these reasons, we respectfully do not believe that providing the notification you mention above is necessary to enable investors of the Partnership to make an informed investment decision in connection with this going-private transaction.
11. We note disclosure that the special committee and partnership affiliates did not consider third party offers because the “special committee is unaware of any such offers being made to the special committee during that time...” Clarify why the special committee cannot unequivocally and without qualification state whether there were any offers made during that time. In this regard, we note that disclosure under “Alternatives to the Merger” and elsewhere in the proxy statement is not qualified. Please revise disclosure under this heading to state, without qualification, whether there were any such offers.

Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to state without qualification that no third-party offers have been made to PDC, the Partnership or the special committee. Please see the revised disclosure on page 28 of the Amended Proxy Statement.
12. Further to our comment above. Please provide a cross reference to disclosure elsewhere or reference the fact, if correct, that none of the filing parties solicited or, arranged for other parties to solicit third party offers with respect to the sale of the partnership.
Response:
     In response to the Staff’s comment, we have added additional disclosure in the Amended Proxy Statement providing that none of the filing parties solicited or arranged for other parties to solicit third party offers with respect to the sale of the Partnership and have added a cross reference to such disclosure.
Closing Comments:
The requested acknowledgement is attached hereto as Annex A.
We believe we have appropriately responded to the Staff’s comments contained in the Staff’s letter dated July 21, 2011. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Dan Amidon, with any questions or if we may provide the Staff with any additional information.
Thank you for your assistance.
Sincerely yours,

/s/ Dan Amidon

Annex A
August 3, 2011
As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings; and
•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

Sincerely, PDC 2003-A LIMITED PARTNERSHIP
By:	PETROLEUM DEVELOPMENT CORPORATION its Managing General Partner

By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

DP 2004 MERGER SUB, LLC
By:	PETROLEUM DEVELOPMENT CORPORATION its sole Member

By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon